UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                        EMMIS COMMUNICATIONS CORPORATION
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                                (Name of issuer)

                              CLASS A COMMON STOCK
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                         (Title of class of securities)

                                   291525103
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                  APRIL 30, 2012
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  291525103

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power       1,103,301
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power  1,103,301
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned           1,103,301
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     3.2%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Class A common stock ("the shares") of Emmis Communications Corp. ("the company"), One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, IN 46204.

ITEM 2.   Identity and Background

     The reporting person, Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements, enjoinments, decrees, et al, related to violations of state or federal securities laws, in his lifetime.

ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $768,963.01 have been used to effect the purchase of the shares. No part of the purchase price represents borrowed funds.

ITEM 4.   Purpose of Transaction

     The reporting person has acquired the shares for investment purposes, and reserves the right to increase or decrease his position in the shares, as his investment, trading, diversification, and other objectives dictate.

     The reporting person is filing this Amendment No. 1 to reflect a decrease in his ownership percentage of the company's Class A common stock to 3.2%, from the 5.3% previously reported on Schedule 13D, filed on March 9, 2012. On April 30, 2012, the reporting person's ownership interest in the Class A common stock dropped below 5%. Therefore, this filing terminates the reporting person's filing obligations under Regulation 13D of the Act.

ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on May 3, 2012, the reporting person has sole voting and dispositive power over 1,103,301 shares of Emmis Communications Corporation's Class A common stock. The company's latest Form 10-Q filing, as of January 4, 2012, indicates there were 34,007,279 Class A common shares outstanding. Accordingly, the reporting person is deemed to own 3.2% of the company's Class A common stock. Transactions effected by the reporting person since the March 9, 2012 previous 13D filing, through May 3, 2012, were performed in ordinary brokerage transactions, and are indicated as follows:

03/14/12  bought 9700 shares at $ .75
03/16/12  bought 8100 shares at $ .808
03/20/12  bought 7640 shares at $ .809
03/22/12  sold 10,000 shares at $ .895
03/27/12  sold 10,100 shares at $ .83
03/29/12  sold 5000 shares at $ .849
03/30/12  sold 15,600 shares at $ .812
04/03/12  sold 39,400 shares at $ .795
04/04/12  sold 890 shares at $ .81
04/10/12  sold 30,000 shares at $ .76
04/12/12  sold 510 shares at $ .80
04/30/12  sold 137,689 shares at $1.193
05/01/12  sold 45,000 shares at $1.304
05/02/12  sold 402,100 shares at $1.541
05/03/12  sold 16,000 shares at $1.569

Explanation: Most of the shares transacted above were bought or sold in multiple transactions at various prices. The reporting person undertakes to provide to the company, or the staff of the SEC, upon request, full information regarding the number of shares purchased or sold at each separate price on any single trading day.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

ITEM 7.  Material to be Filed as Exhibits

Not Applicable


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  05/04/12
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor